Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

[redacted]

Group Secretariat

25th April 2008

08002476

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

RECEIVED
2008 MAY 13 A 10:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transactions

In accordance with the requirements under the Disclosure and Transparency Rules of the Financial Services Authority (the "FSA") in the United Kingdom, notification has been made to the FSA on behalf of JMH of the following Director's share transactions in JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares involved	Price Per Share (US$)
James Riley	Acquisition of ordinary shares as a result of exercise of options	24/04/2008	+50,000	6.405
	Sale of ordinary shares	24/04/2008	-30,400	31.79132
		25/04/2008	-19,600	31.87673

PROCESSED
MAY 15 2008
THOMSON REUTERS

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

5/13

END

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